UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                            INFORMATION STATEMENT
                       PURSUANT TO SECTION 14(F) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                          HIGHRIVER ACQUISITION CORP.
            (Exact name of registrant as specified in its charter)

                              -------------------


         Delaware                   000-50942            Not applicable
         --------                   ---------            --------------
(State or other jurisdiction    (Commission file        (I.R.S. Employer
     of incorporation)               number)           Identification No.)


                                P.O. Box 42198
                       Philadelphia, Pennsylvania 19101
                                 215-359-2163
                                 ------------
                 (Address and telephone number of registrant)

                              -------------------

                                  William Tay
                                   President
                                P.O. Box 42198
                       Philadelphia, Pennsylvania 19101
                                 215-359-2163
                                 ------------
                (Name, address and telephone number of person authorized to receive notice and communications on behalf of registrant)

                              -------------------

                        Common Stock, $.001 Par Value
                        -----------------------------
(Title and class of securities registered pursuant to Section 12(g) of the Act)


                                APRIL 4, 2006

            WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                            NOT TO SEND US A PROXY

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT



                         HIGHRIVER ACQUISITION CORP.


 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIESEXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about April 4, 2006 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Highriver Acquisition Corp, a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

     On April 3, 2006, William Tay ("Seller"), the majority shareholder of the Company entered into a Share Purchase Agreement (the "Agreement") with Brian Kawamura ("Purchaser"), which results in a restructuring of the Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, on April 14, 2006 William Tay will sell 11,500,000 shares of the Company, representing at that time 98.7% of the outstanding Common Stock, to Brian Kawamura. As consideration for the purchase of the shares, Brian Kawamura will pay the sum of $59,900 cash to Mr. Tay.

     On April 14, 2006, in accordance with the Agreement, William Tay will resign as the sole director and officer and appoint Brian Kawamura as the sole director of the Company. Brian Kawamura will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION

VOTING SECURITIES OF THE COMPANY

     On April 4, 2006, there were 11,648,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of April 4, 2006, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                 AMOUNT AND NATURE     PERCENT
NAME AND, AS APPROPRIATE           OF BENEFICIAL          OF
ADDRESS OF BENEFICIAL OWNER        OWNERSHIP (1)       CLASS(2)
---------------------------      -----------------     --------
Brian Kawamura                     11,500,000 (3)       98.7%
175 W. Jackson
Suite: 1650
Chicago, IL 60604

William Tay                           148,000 (4)        1.3%
P.O. Box 42198
Philadelphia, PA 19101

Current officer and director
as a group (1 person)                 148,000            1.3%

-----------------
NOTES:

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2) Based upon 11,648,000 shares of common stock outstanding on April 4, 2006.

(3) The number of shares assumes a closing has occurred with respect to the sale of the 11,500,000 shares of common stock of the Company held by William Tay, pursuant to the Share Purchase Agreement dated April 3, 2006 between William Tay and Brian Kawamura.

(4) William Tay is currently the sole officer, director and stockholder of the Company.


CHANGES IN CONTROL

     On April 14, 2006, Brian Kawamura will acquire 11,500,000 shares from William Tay in a private transaction. At such time, Brian Kawamura will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, William Tay resigned as an officer and director and appointed Brian Kawamura to the Board and which appointment is effective 10 days after mailing of this Information Statement. Brian Kawamura also was appointed as President, Secretary and Treasurer of the Company.

     We are not aware of any arrangement that might result in a change in control in the future, except the change of control from William Tay to Brian Kawamura., as described in this Information Statement.

     Prior to the sale, the Company had 11,648,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person after closing the Share Purchase Agreement. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

NAME                 POSITION(S) HELD
----                 --------------------------------------------
Brian Kawamura       President, Secretary, Treasurer and Director

     BRIAN KAWAMURA - Mr. Kawamura is currently the President and Chief Executive Officer of Terra Firma Technologies, Inc., an information software company that provides a suite of Information Management Services to small, medium, and large enterprises. Mr. Kawamura is a seasoned executive with over 24 years of experience in the telecommunications, energy, and eCommerce industries. Mr. Kawamura has held various senior management positions over the last 15 years that include President and COO for several publicly traded firms. Mr. Kawamura has successfully launched one IPO, negotiated multiple company acquisitions and several very successful start-ups. Mr. Kawamura has raised over $500 million in funding for numerous business enterprises. Mr. Kawamura most notable successes have been with companies such as Sprint, Western Union Communications, Litel, MFS Communications, KMC Communications, Electric City Corp, and eCharge2. Education: University of Hawaii, B.S. Marketing and Finance.

TERM OF OFFICE

     Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

SIGNIFICANT EMPLOYEES

     We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

     The Company is not aware of any legal proceedings in which the Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of the Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Not applicable

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To  the  Company's  knowledge,  none   of   the   officers,  directors  or
stockholders  of  the  Company  was delinquent in any necessary  filings  under
Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

     The Company currently does not pay any cash salaries to any officers or directors.

SUMMARY COMPENSATION TABLE

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2005. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                   SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
-----------------------------------------------------------------------------------------------------------------------------

William Tay          2005       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)


                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------------
William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
William Tay                   N/A                    N/A                         None                       N/A



STOCK OPTIONS/SAR GRANTS

     No grants of stock options or stock appreciation rights were made during the fiscal year ended December 31, 2005 to our named executive officers or any other parties.

LONG-TERM INCENTIVE PLANS

     There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

COMPENSATION OF DIRECTORS

     No cash compensation was paid to our sole director for his services as a director during the fiscal year ended December 31, 2005 We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except; for the granting, from time to time, of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company, other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

EQUITY COMPENSATION PLAN

     We do not have any securities authorized for issuance under any equity compensation plans.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

     We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

     We do not pay to our directors any compensation for each director serving as a director on our board of directors.


                                   *******


               THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
              INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART
                            IS SOUGHT OR REQUIRED.


Dated: April 4, 2006                   By Order of the Board of Directors
                                       HIGHRIVER ACQUISITION CORP.


                                       /s/ William Tay
                                       -----------------------------------
                                       William Tay
                                       President, Secretary & Treasurer